ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
May 30, 2023
Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) LHA Risk-Managed Income ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Grzeskiewicz:
This letter responds to comments you provided to Joshua J. Hinderliter via telephone on May 2, 2023, in connection with the U.S. Securities and Exchange Commission (the “SEC”) staff’s (the “Staff’”) review of Post-Effective Amendment (“PEA”) No. 864 to the Trust’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 865 under the Investment Company Act of 1940, as amended, filed pursuant to Rule 485(a)(2) under the 1933 Act on March 17, 2023. PEA No. 864 was made for the purpose of registering the Fund as a new series of the Trust. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.
Comment 1.Please submit a completed fee table and cost example at least one full week prior to the effectiveness of the Registration Statement.
Response:    Please find the completed fee table and cost example included in Appendix A.
Comment 2.Please confirm if the following disclosure in the Fund’s principal investment strategy is intended to convey the means by which the Fund will manage risk:
In an environment of unfavorable Price and Volatility Trend Factors, the Fund seeks capital preservation by investing in Underlying Investments with higher quality and lower income-producing assets (e.g., investment-grade bonds, TIPS, floating rate bonds, or money market instruments), and cash or cash equivalents. Such unfavorable Price and Volatility Trend Factors generally occur in periods of market downturn (e.g., recession, persistent inflation, war).
If so, please consider including additional disclosure to make clear that this is part of the risk management strategy of the Fund.
Response:    The Trust has revised the disclosure in question as follows (changed disclosure is shown in italics):
In seeking to manage risk, during an environment of unfavorable Price and Volatility Trend Factors, the Fund seeks capital preservation by investing in Underlying Investments with higher quality and lower income-producing assets (e.g., investment-grade bonds, TIPS, floating rate bonds, or money market instruments), and cash or cash equivalents. Such unfavorable Price and Volatility Trend Factors generally occur in periods of market downturn (e.g., recession, persistent inflation, war).
Comment 3.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included in the first paragraph under “Principal Risks of Investing in the Fund” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 4.Please consider specifying how much advanced notice of a change in objective will be provided to shareholders.
Response:    The Trust notes that the amount of notice shareholders will receive with respect to a change in investment objective may vary depending on the circumstances of the change. Consequently, the Trust respectfully declines to specify a precise amount of time for such notice.

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If you have any questions regarding the above response, please do not hesitate to contact me at (513) 493-5880 or josh.hinderliter@usbank.com.
Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Secretary

Appendix A
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.10%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.17%
Total Annual Fund Operating Expenses	1.27%
1 Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$129	$403

A-1